Exhibit 99.1

FOR IMMEDIATE RELEASE

uniQure Announces Receipt of $53 Million from Bristol-Myers Squibb for
Target Selection Payment and Additional Equity Investment

Amsterdam, the Netherlands, August 10, 2015 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced the receipt of an additional $53 million from Bristol-Myers Squibb in accordance with the companies’ strategic collaboration to develop gene therapies to treat a range of cardiovascular diseases. Bristol-Myers Squibb selected three new collaboration targets triggering a $15 million cash payment to uniQure.

Bristol-Myers Squibb also acquired an additional 1.3 million ordinary shares of uniQure priced at $29.67 per share, providing net proceeds to the Company of approximately $38 million. The purchase price represents an approximately 26% premium over uniQure’s closing price per ordinary share on August 7, 2015. After this second equity closing, Bristol-Myers Squibb owns 9.9% of uniQure’s outstanding ordinary shares.

“Our collaboration with Bristol-Myers Squibb has been progressing very well and we admire their drive and commitment to bringing transformational medicine, such as gene therapy, to patients with cardiovascular disease,” said Joern Aldag, Chief Executive Officer of uniQure. “With the recent addition of more than $200 million in capital from our collaboration and the Company’s recent follow-on offering, we have the financial resources to meet the needs of our collaboration and advance the development of our proprietary pipeline focused on CNS and liver-directed diseases.”

About the Collaboration Agreement

The collaboration agreement, which closed on May 21, 2015, provides Bristol-Myers Squibb exclusive access to uniQure’s gene therapy technology platform for multiple targets in cardiovascular diseases. The collaboration includes uniQure’s proprietary gene therapy program for congestive heart failure that is intended to restore the heart’s ability to synthesize S100A1, a calcium sensor and master regulator of heart function, and thereby improve clinical outcomes for patients with reduced ejection fraction. Beyond cardiovascular diseases, the agreement also includes the potential for target-exclusive collaboration in other disease areas. In total, the companies may collaborate on up to ten targets, of which four such targets have been designated by Bristol-Myers Squibb to date.

In accordance with the terms of the agreement, Bristol-Myers Squibb has made total payments to uniQure of $140 million. uniQure will also be eligible to receive research, development and regulatory milestone payments, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration. Additionally, uniQure is eligible to receive net sales-based milestone payments and tiered single- to double-digit royalties on product sales. Bristol-Myers-Squibb has been granted two warrants, each to acquire up to an additional 5% equity interest, at a premium, based on additional targets being introduced into the collaboration. The parties have also agreed to enter into a supply contract, under which uniQure will undertake manufacturing of all gene therapy products under the collaboration.

About uniQure

uniQure is delivering on the promise of gene therapy through single treatments with potentially curative results. We have developed a modular platform to rapidly bring new disease-modifying therapies to patients with severe disorders. We are engaged in multiple partnerships and have the only approved gene therapy product in the European Union. To learn more, please visit www.uniQure.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the commercial launch of Glybera in the EU, the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates, the risk of delay or failure to successfully commercialize or obtain further regulatory approval of our products, and the risk that our collaborations or our other collaboration partners will not continue or will not be successful. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading “Risk Factors” in uniQure’s Form 20-F filed with the Securities and Exchange Commission dated April 25, 2014. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

uniQure:

Aicha Diba

Investor Relations

Direct: +31 20 240 6100

Main: +31 20 566 7394

a.diba@uniQure.com

Media inquiries:

Gretchen Schweitzer or Anca Alexandru

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +49 89 2424 3494 or +1 781 235 3060

gschweitzer@macbiocom.com